

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2023

Nathan P. Pereira
Chief Executive Officer
Unite Acquisition 2 Corp.
12 E. 49th Street, 11th Floor
New York, NY 10017

   Re: Unite Acquisition 2 Corp.
     Registration Statement on Form 10-12G
     Filed August 10, 2023
     File No. 000-56581

Dear Nathan P. Pereira:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction

cc: Barrett DiPaolo